

April 24, 2013

Via E-mail
Paul Tunnacliffe
Secretary
Diageo plc
Lakeside Drive
Park Royal
London NW10 7HQ
England

>   **Re: Diageo plc**
>   **Form 20-F for the Fiscal Year Ended June 30, 2012**
>   **Filed September 5, 2012**
>   **File No. 1-10691**

Dear Mr. Tunnacliffe:

We refer you to our comment letter dated March 5, 2013 regarding business contacts with Sudan, Syria and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: John Reynolds
       Assistant Director
       Division of Corporation Finance